SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

April 27, 2015

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications to release first quarter 2015 results on May 20, 2015
.

PARTNER COMMUNICATIONS TO RELEASE FIRST QUARTER 2015
RESULTS ON MAY 20, 2015

ROSH HA'AYIN, Israel, April 27, 2015 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today that the Company's reviewed financial results for the quarter ended March 31, 2015 will be released on Wednesday, May 20, 2015.

The Company will host a conference call to discuss its reviewed financial results on Wednesday, May 20, 2015 at 10.00 a.m. Eastern Time / 5.00 p.m. Israel Time.

Please dial the following numbers (at least 10 minutes before the scheduled time) in order to participate:
International: +972.3.918.0609
North America toll-free: +1.888.668.9141
A live webcast of the call will also be available on Partner's Investors Relations website at: www.orange.co.il/en/Investors-Relations/lobby/

If you are unavailable to join live, the replay of the call will be available from May 20, 2015 until May 27, 2015, at the following numbers:
International: +972.3.925.5921
North America toll-free: +1.888.254.7270
In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: www.orange.co.il/en/Investors-Relations/lobby/

Contact:
Mr. Ziv Leitman Chief Financial Officer Tel: +972 (54) 781 4951	Ms. Elana Holzman Head of Investor Relations Tel: +972 (54) 781 4383 E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: April 27, 2015